Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2018

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2018 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2017. The date of this MD&A is November 7, 2018. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Certain financial measures such as funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, gross revenues, net debt and earnings before interest, taxes, depreciation and amortization (“EBITDA”) included in this MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. This MD&A also contains oil and gas information and forward-looking statements. Please see the Company’s disclosure under the headings “Non-GAAP Measures”, “Oil and Gas Information”, and “Forward-Looking Statements” included at the end of this MD&A.

Quarterly Financial Summary

(millions, except per share and production amounts)(unaudited)

Three months ended	Sep. 30 2018	June 30 2018	Mar. 31 2018	Dec. 31 2017	Sep. 30 2017	June 30 2017	Mar. 31 2017	Dec. 31 2016
Gross revenues (1)	$97	$101	$101	$119	$98	$111	$132	$133
Funds flow from operations	26	32	35	52	40	43	57	48
Basic per share	0.05	0.06	0.07	0.10	0.08	0.09	0.11	0.10
Diluted per share	0.05	0.06	0.07	0.10	0.08	0.09	0.11	0.10
Net income (loss)	(31)	(96)	(65)	(58)	(44)	(9)	27	(232)
Basic per share	(0.06)	(0.19)	(0.13)	(0.12)	(0.09)	(0.02)	0.05	(0.46)
Diluted per share	$(0.06)	$(0.19)	$(0.13)	$(0.12)	$(0.09)	$(0.02)	$0.05	$(0.46)
Production
Liquids (bbls/d) (2)	17,845	18,551	19,163	19,535	18,779	19,033	21,169	21,295
Natural gas (mmcf/d)	60	61	62	71	68	68	82	103
Total (boe/d)	27,777	28,697	29,443	31,447	30,166	30,436	34,900	38,481

(1) Includes realized gains and losses on commodity contracts and excludes processing fees.

(2) Includes crude oil and natural gas liquids.

OBSIDIAN ENERGY THIRD QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 1

Calculation of Funds Flow from Operations

		Three months ended September 30		Nine months ended September 30
(millions, except per share amounts)	2018	2017	2018	2017
Cash flow from operating activities	$43	$61	$80	$118
Change in non-cash working capital	(40)	(34)	(46)	(18)
Decommissioning expenditures	2	2	5	9
Office lease settlements	1	3	10	11
Settlements of normal course foreign exchange contracts	-	-	-	(8)
Realized foreign exchange loss – debt maturities	-	-	8	4
Realized foreign exchange loss – hedging repayment	18	-	18	-
Carried operating expenses (1)	-	5	-	15
Restructuring charges – cash portion (2)	-	3	8	9
Other expenses	2	-	10	-
Funds flow from operations	$26	$40	$93	$140

Per share
Basic per share	$0.05	$0.08	$0.18	$0.28
Diluted per share	$0.05	$0.08	$0.18	$0.28

(1)	The benefit of carried operating expenses from the Company’s partner under the Peace River Oil Partnership (“PROP”) was fully utilized in December 2017.
(2)	Excludes the non-cash portion of restructuring totaling $8 million, on payments due in 2019 and 2020.

In 2018, funds flow from operations decreased from the comparable periods primarily due to realized risk management losses on crude oil contracts, widening crude oil differentials, the conclusion of the PROP operating expense carry, and lower production volumes due to asset disposition activity. This was partially offset by an increase in benchmark crude oil prices. During the third quarter of 2018, the Company’s outstanding GBP cross currency swap matured resulting in a $18 million realized loss.

Business Strategy

In the third quarter of 2018, Obsidian Energy has accelerated development in the Willesden Green play within the Cardium. The Company is focusing on primary development in the area as it unlocks value on this predictable, low decline light-oil asset. The combination of the Company’s strong development results and material position in the heart of this light oil play led to $50 million of incremental capital being allocated for the second half of 2018. The Company will take a “manufacturing style” approach to full field development of this play which should result in a number of cost synergies.

Highlights of the Company’s 2018 development plans include:

•

Cardium - planned spending of $101 million with a focus on Willesden Green, drilling 24 horizontal wells. Includes approximately $20 million for non-operated primary drilling, integrated waterflood and optimization opportunities and land and seismic data.

•	Deep Basin - planned spending of $7 million resulting in two wells drilled, targeting high pressure areas and strategic positions close to the Company’s operated processing facilities.
•

Peace River - planned spending of $14 million resulting in eight wells, focusing on cold flow, primary development. Total spending of $19 million on gas gathering infrastructure to satisfy the requirements under Alberta Energy Regulator (“AER”) Directive 84.

•

Optimization - planned spending of approximately $14 million to optimize existing well bores, involving multiple projects across the Company’s portfolio with the most capital efficient spend within the Company’s 2018 capital budget.

OBSIDIAN ENERGY THIRD QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 2

Obsidian Energy will continue to focus on increasing shareholder value by focusing its operations within the Cardium. The Company has been in ongoing discussions with the China Investment Corporation (“CIC”) regarding a potential disposition of the Company’s share of jointly owned assets with CIC, located in the Peace River area of Alberta.

As Obsidian Energy moves forward, the Company believes its plans to focus on its industry leading Cardium position offers a predictable growth profile focused on creating liquids weighted, sustainable value for all stakeholders.

Business Environment

The following table outlines quarterly averages for benchmark prices and the Company’s realized prices for the previous five quarters.

	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017
Benchmark prices
WTI crude oil ($US/bbl)	$69.50	$67.88	$62.87	$55.40	$48.21
Edm mixed sweet par price (CAD$/bbl)	81.92	80.62	72.15	68.94	56.63
Western Canada Select (CAD$/bbl)	61.76	62.82	48.46	54.87	47.91
NYMEX Henry Hub ($US/mcf)	2.86	2.80	3.00	2.93	3.00
AECO Index (CAD$/mcf)	1.20	1.11	1.96	1.82	1.75
Foreign exchange rate (CAD$/$US)	1.3071	1.291	1.2651	1.2717	1.2528

Average sales price (1)
Light oil (CAD$/bbl)	82.70	78.50	68.66	67.29	55.94
Heavy oil (CAD$/bbl)	45.30	46.81	31.34	38.12	30.36
NGL (CAD$/bbl)	40.47	42.91	41.11	39.74	28.29
Total liquids (CAD$/bbl)	67.31	65.21	56.09	56.10	45.05
Natural gas (CAD$/mcf)	1.87	1.62	2.87	2.51	2.35

Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(6.83)	(5.45)	(5.90)	(1.14)	(2.89)
WTI - WCS Heavy ($US/bbl)	$(22.25)	$(19.27)	$(24.51)	$(12.27)	$(9.94)

(1)	Excludes the impact of realized hedging gains or losses.

Crude Oil

WTI strengthened during the third quarter of 2018, averaging US$69.50 per barrel, as overall optimism and economic growth increased global oil demand. Growing tensions between Saudi Arabia and Iran also resulted in an increase to WTI because of sanctions on Iran and Saudi Arabia’s supply limitations.

Canadian heavy oil differentials widened in the third quarter primarily due to an increase in supply of western Canadian crude oil, refinery maintenance in the US and only a marginal increase in the use of rail transport. Light oil differentials continued to widen in the third quarter and into the fourth quarter due to ongoing capacity constraints combined with continued high apportionment levels. The Company expects funds flow from operations to be impacted in the fourth quarter of 2018 as a result of differentials further widening.

Currently, the Company has the following crude oil hedges in place:

	Q4 2018	Q1 2019	Q2 2019	Q3 2019
WTI $USD	$49.78	$50.02	$56.53	$57.00
bbl/day	8,000	3,000	2,000	1,000
WTI $CAD	$71.04	$67.88	$68.58	-
bbl/day	4,000	6,000	4,000	-
Total
bbl/day	12,000	9,000	6,000	1,000

OBSIDIAN ENERGY THIRD QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 3

Additionally, the Company has the following foreign exchange contracts in place:

•	In 2018, foreign exchange swaps at an average of 1.268 on notional US$9 million per month and a foreign exchange collar at an average of 1.210 – 1.272 on notional US$2 million per month.
•	In the first quarter of 2019, foreign exchange swaps at an average of 1.300 on notional US$2 million per month.

Natural Gas

TransCanada pipeline restrictions significantly impacted AECO natural gas prices and caused volatility throughout the quarter with AECO averaging $1.20 per mcf.

Ventura prices averaged US$2.72 per MMBtu during the third quarter of 2018. Obsidian Energy participates within the Ventura market, which has resulted in a higher realized natural gas price for the Company over the period versus AECO pricing.

Currently, the Company has the following natural gas hedges in place:

Q4 2018
AECO $CAD	$2.67
mcf/day	15,200
Ventura $USD (1)	$2.79
mcf/day	7,500
Total
mcf/day	22,700

(1)

Through the third quarter of 2020, the Company has an agreement in place to sell 15 mmcf per day of natural gas at the Ventura index price less the cost of transportation from AECO. Recent transportation deductions for the Company to bring product to the Ventura market have been approximately $0.55 per mcf.

Average Sales Prices

	Three months ended September 30			Nine months ended September 30
	2018	2017	% Change	2018	2017	% change
Light oil (per bbl)	$82.70	$55.94	48	$77.34	$60.37	28
Heavy oil (per bbl)	45.30	30.36	49	40.11	31.69	27
NGL (per bbl)	40.47	28.29	43	41.51	27.79	49
Total liquids (per bbl)	67.31	45.05	49	62.78	48.45	30
Commodity gain (loss) (per bbl) (1)	(15.78)	2.79	>(100)	(12.22)	3.99	>(100)
Total liquids price, net (per bbl)	51.53	47.84	8	50.56	52.44	(4)

Natural gas (per mcf)	1.87	2.35	(20)	2.12	2.91	(27)
Commodity gain (per mcf) (1)	0.40	0.22	82	0.48	0.10	>100
Natural gas net (per mcf)	2.27	2.57	(12)	2.60	3.01	(14)

Weighted average (per boe)	47.26	33.37	42	45.09	36.60	23
Commodity gain (loss) (per boe) (1)	(9.28)	2.24	>(100)	(6.89)	2.69	>(100)
Weighted average net (per boe)	$37.98	$35.61	7	$38.20	$39.29	(3)

(1)	Realized risk management gains and losses on commodity contracts are included in gross revenues.

OBSIDIAN ENERGY THIRD QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 4

RESULTS OF OPERATIONS

Production

	Three months ended September 30			Nine months ended September 30
Daily production	2018	2017	% change	2018	2017	% change
Light oil (bbls/d)	10,790	10,975	(2)	11,190	11,768	(5)
Heavy oil (bbls/d)	4,833	5,456	(11)	5,042	5,434	(7)
NGL (bbls/d)	2,222	2,349	(5)	2,283	2,450	(7)
Natural gas (mmcf/d)	60	68	(12)	61	73	(16)
Total production (boe/d)	27,777	30,166	(8)	28,633	31,816	(10)

During the third quarter of 2018, the Company began drilling its accelerated second half 2018 Cardium program in Willesden Green. The Company will begin bringing these wells on production late in the fourth quarter of 2018. Production declined from the comparative periods due to disposition activity, specifically within its non-core, Legacy area. Key dispositions included the following:

•	In the first quarter of 2018, the Company closed a non-core asset disposition within its Legacy area with total production of approximately 2,200 boe per day.
•	In 2017, the Company closed several dispositions which included properties in British Columbia and in the Swan Hills area of Alberta with associated average production of 10,600 boe per day.

Average production within the Company’s key development areas and within the Company’s Legacy area was as follows:

	Three months ended September 30			Nine months ended September 30
Daily production (boe/d)	2018	2017	% change	2018	2017	% change
Cardium	17,863	18,876	(5)	18,451	18,638	(1)
Deep Basin	1,641	-	>100	1,485	-	>100
Peace River	4,724	4,823	(2)	4,840	4,799	1
Alberta Viking	1,585	1,766	(10)	1,759	2,126	(17)
Legacy	1,964	4,701	(58)	2,098	6,253	(66)
Total	27,777	30,166	(8)	28,633	31,816	(10)

Production levels in the Company’s key development areas varied from the comparable periods mainly due to timing of wells coming on production. Additionally, in late 2017, the Company drilled its first wells within its Deep Basin development area, specifically in the Mannville.

OBSIDIAN ENERGY THIRD QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 5

Netbacks

	Three months ended September 30
	2018			2017
	Liquids (bbl)	Natural Gas (mcf)	Combined (boe)	Combined (boe)
Operating netback:
Sales price	$67.31	$1.87	$47.26	$33.37
Commodity gain (losses) (1)	(15.78)	0.40	(9.28)	2.24
Royalties	(6.58)	(0.16)	(4.56)	(2.27)
Transportation	(4.28)	(0.45)	(3.71)	(2.38)
Operating costs (2)(3)	(17.88)	(1.42)	(14.53)	(14.05)
Netback	$22.79	$0.24	$15.18	$16.91

	(bbls/d )	(mmcf/d )	(boe/d )	(boe/d )
Production	17,845	60	27,777	30,166

(1)	Realized risk management gains and losses on commodity contracts.
(2)

Operating costs per boe is presented excluding the impact of carried operating expenses in 2017. The benefit of carried operating expenses from the Company’s partner under the PROP was fully utilized in December 2017. In the third quarter of 2017, the benefit of carried operating expenses from its partner under the PROP was $5 million or $1.79 per boe.

(3)	In the third quarter of 2018, includes the benefit of third party processing fees totaling $3 million (2017 - $3 million).

	Nine months ended September 30
	2018			2017
	Liquids (bbl)	Natural Gas (mcf)	Combined (boe)	Combined (boe)
Operating netback:
Sales price	$62.78	$2.12	$45.09	$36.60
Commodity gain (losses) (1)	(12.22)	0.48	(6.89)	2.69
Royalties	(5.44)	(0.13)	(3.80)	(2.54)
Transportation	(3.85)	(0.41)	(3.37)	(2.50)
Operating costs (2)(3)	(18.17)	(1.36)	(14.62)	(15.45)
Netback	$23.10	$0.70	$16.41	$18.80

	(bbls/d )	(mmcf/d )	(boe/d )	(boe/d )
Production	18,515	61	28,633	31,816

(1)	Realized risk management gains and losses on commodity contracts.
(2)

Operating costs per boe is presented excluding the impact of carried operating expenses in 2017. The benefit of carried operating expenses from the Company’s partner under the PROP was fully utilized in December 2017. For the nine months ended September 30, 2017, the benefit of carried operating expenses from the Company’s partner under the PROP was $15 million ($1.75 per boe).

(3)	For the nine months ended September 30, 2018, includes the benefit of third party processing fees totaling $9 million (2017 - $10 million).

In the third quarter and for the first nine months of 2018, the Company’s netbacks were lower than the prior year as increases in commodity prices were offset by realized commodity losses on outstanding hedges. Additionally, royalties increased as a result of higher benchmark crude oil prices.

OBSIDIAN ENERGY THIRD QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 6

Production Revenues

Revenues from the sale of liquids and natural gas consisted of the following:

	Three months ended September 30			Nine months ended September 30
(millions)	2018	2017	% change	2018	2017	% change
Liquids	$85	$82	4	$256	$281	(9)
Natural gas	12	16	(25)	43	60	(28)
Gross revenues (1) (2)	$97	$98	(1)	$299	$341	(12)

(1) Includes realized risk management losses on commodity contracts which totaled $24 million for the three months ended September 30, 2018 (2017 - $6 million gain) and $54 million for the nine months ended September 30, 2018 (2017 - $23 million gain).

(2) Excludes processing fees.

Gross revenues were lower than the prior year as a result of disposition activity and realized commodity losses on hedges. This was partially offset by increases in crude oil prices.

Reconciliation of Change in Production Revenues

(millions)
Gross revenues – January 1 – September 30, 2017	$341
Decrease in liquids production	(16)
Decrease in liquids prices (1)	(9)
Decrease in natural gas production	(10)
Decrease in natural gas prices (1)	(7)
Gross revenues – January 1 – September 30, 2018 (2)	$299

(1) Includes realized risk management gains and losses on commodity contracts.

(2) Excludes processing fees.

Royalties

	Three months ended September 30			Nine months ended September 30
	2018	2017	% change	2018	2017	% change
Royalties (millions)	$12	$6	100	$30	$22	36
Average royalty rate (1)	10%	7%	43	8%	7%	14
$/boe	$4.56	$2.27	>100	$3.80	$2.54	50

(1)	Excludes effects of risk management activities.

In 2018, royalties increased from the comparable periods as a result of higher benchmark crude oil prices. This was partially offset by asset disposition activity.

OBSIDIAN ENERGY THIRD QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 7

Expenses

	Three months ended September 30			Nine months ended September 30
(millions)	2018	2017	% change	2018	2017	% change
Operating (1)	$37	$39	(5)	$114	$134	(15)
Transportation	9	6	50	26	21	24
Financing	5	6	(17)	15	17	(12)
Share-based compensation	$3	$2	50	$8	$6	33

	Three months ended September 30			Nine months ended September 30
(per boe)	2018	2017	% change	2018	2017	% change
Operating (1) (2)	$14.53	$14.05	3	$14.62	$15.45	(5)
Transportation	3.71	2.38	56	3.37	2.50	35
Financing	2.11	1.99	6	1.97	1.93	2
Share-based compensation	$0.84	$0.51	65	$0.82	$0.65	26

(1)	Includes the benefit of third party processing fees totaling $3 million (2017—$3 million) for the third quarter of 2018 and $9 million (2017 - $10 million) for the first nine months of 2018.
(2)

Operating costs per boe is presented excluding the impact of carried operating expenses. The benefit of carried operating expenses from the Company’s partner under the PROP was fully utilized in December 2017. For the three and nine months ended September 30, 2017, the benefit of carried operating expenses from the Company’s partner under the PROP was $5 million or $1.79 per boe and $15 million or $1.75 per boe, respectively.

Operating

In 2017 and 2018, the Company completed several non-core, legacy asset dispositions which lowered its overall cost structure. In 2018, the Company has been impacted by higher power prices and additionally, during the second quarter of 2018, the Company completed multiple planned turnarounds, which also contributed to higher costs.

Transportation

In 2018, transportation costs increased from the comparable periods as the Company’s Peace River asset, which has higher average trucking costs due to its proximity to market, is now a larger percentage of the Company’s portfolio as a result of disposition activity closed over the past year. The Company has utilized additional sales points in the Peace River area that require increased transportation costs to get to market, however, those sales points receive higher realized pricing that more than offsets increases in transportation costs.

Financing

The Company has a reserve-based syndicated credit facility, with an underlying borrowing base of $550 million, less the amount of outstanding pari passu senior notes and outstanding GBP cross currency swap, resulting in $440 million currently being available under the syndicated credit facility. The revolving period of the syndicated credit facility ends on May 31, 2019, with an additional one-year term out period, and is subject to a semi-annual borrowing base redetermination in May and November of each year. At September 30, 2018, the Company had $124 million of unused credit capacity available under the syndicated credit facility.

OBSIDIAN ENERGY THIRD QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 8

At September 30, 2018 the carrying value of the Company’s senior notes was $78 million (December 31, 2017 – $106 million). Summary information on the Company’s senior notes outstanding as at September 30, 2018 is as follows:

	Issue date	Amount (millions)	Initial Term	Average interest rate	Weighted average remaining term
2007 Notes	May 31, 2007	US$5	12 years	5.90%	0.7
2008 Notes	May 29, 2008	US$4	8 – 12 years	6.40%	1.7
2009 Notes	May 5, 2009	US$8	5 – 10 years	9.32%	0.6
2010 Q1 Notes	March 16, 2010	US$10	5 – 15 years	5.85%	1.5
2010 Q4 Notes	December 2, 2010, January 4, 2011	US$21	5 – 15 years	4.94%	3.2
2011 Notes	November 30, 2011	US$12	5 – 10 years	4.79%	3.1

During the second quarter of 2018 the Company paid a senior note maturity totaling $32 million (US$24 million).

Obsidian Energy’s debt structure includes short-term financings under its syndicated credit facility and long-term financing through its senior notes. Financing charges decreased slightly in 2018 and 2017 as the drawn amount on the credit facility was comparable, with proportionality less senior notes.

The interest rates on the Company’s syndicated credit facility are subject to fluctuations in short-term money market rates as advances on the syndicated credit facility are generally made under short-term instruments. At September 30, 2018, 80 percent (December 31, 2017 – 70 percent) of the Company’s outstanding debt instruments were exposed to changes in short-term interest rates.

Share-Based Compensation

Share-based compensation expense relates to the Company’s Stock Option Plan (the “Option Plan”), Restricted and Performance Share Unit Plan (“RPSU”), Deferred Share Unit Plan (“DSU”) and Performance Share Unit Plan (“PSU”).

Share-based compensation expense consisted of the following:

	Three months ended September 30			Nine months ended September 30
(millions)	2018	2017	% change	2018	2017	% change
RPSU – liability method	$-	$-	-	$-	$(1)	(100)
RPSU – equity method	2	2	-	6	6	-
PSU	-	-	-	1	1	-
DSU	1	-	100	1	-	100
Share-based compensation	$3	$2	50	$8	$6	33

The share price used in the fair value calculation of the RPSU under the liability method, PSU and DSU obligations at September 30, 2018 was $1.21 (2017 – $1.32). Share-based compensation expense related to the Option Plan was insignificant.

OBSIDIAN ENERGY THIRD QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 9

General and Administrative Expenses

	Three months ended September 30			Nine months ended September 30
(millions, except per boe amounts)	2018	2017	% change	2018	2017	% change
Gross	$10	$11	(9)	$34	$37	(8)
Per boe	4.01	4.06	(1)	4.39	4.29	2
Net	6	6	-	18	22	(18)
Per boe	$2.19	$2.36	(7)	$2.34	$2.60	(10)

The Company has continued to reduce its workforce as a result of non-core, legacy asset dispositions which has led to a lower cost structure.

Restructuring and other expenses

	Three months ended September 30			Nine months ended September 30
(millions, except per boe amounts)	2018	2017	% change	2018	2017	% change
Restructuring	$-	$3	(100)	$16	$9	78
Per boe	-	1.11	(100)	2.05	1.03	99
Other	2	-	100	10	-	100
Per boe	$0.78	$-	100	$1.28	$-	100

In both 2018 and 2017, as a result of disposition activity, the Company aligned its organizational structure to its operations which led to lower staff levels and associated costs recorded in “Restructuring”.

The Company entered into a settlement agreement regarding a recent legal claim related to a covenant provided on a predecessor company’s long-term office lease, which was assumed by a third party that subsequently filed for creditor protection. Under the terms of the settlement, the Company will pay $13 million over three years as follows: October 2018 - $4 million, July 2019 - $5 million and July 2020 - $4 million. The settlement was recorded as restructuring in the second quarter of 2018 on the Consolidated Statements of Income (Loss) with the 2018 and 2019 amounts recorded in accounts payable and accrued liabilities and the 2020 amount recorded in other non-current liabilities. This has settled the outstanding claim.

In early 2018, the Company fully utilized its insurance coverage relating to ongoing claims against former Penn West Petroleum Ltd. (“Penn West”) employees relating to the Company’s 2014 restatement of certain financial results when it was known as Penn West. Additional amounts that are reasonably incurred by the former employees in connection with the ongoing claims will be paid by the Company directly, pursuant to their indemnity agreements, until the matter is resolved by the parties and the United States Securities and Exchange Commission. These additional amounts are recorded within “Other” expense. The claim was previously settled against Penn West.

Depletion, Depreciation, Impairment and Accretion

	Three months ended September 30			Nine months ended September 30
(millions, except per boe amounts)	2018	2017	% change	2018	2017	% change
Depletion and depreciation (“D&D”)	$70	$74	(5)	$210	$217	(3)
D&D expense per boe	27.37	26.94	2	26.83	25.06	7

PP&E Impairment	-	4	(100)	(2)	3	>(100)
PP&E Impairment per boe	-	1.40	(100)	(0.23)	0.31	>(100)

Accretion	4	3	33	12	9	33
Accretion expense per boe	$1.59	$1.08	47	$1.55	$1.04	49

OBSIDIAN ENERGY THIRD QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 10

The Company’s D&D expense on a per boe basis increased as a result of disposition activity over the past year, primarily within its non-core, legacy areas.

Taxes

	Three months ended September 30			Nine months ended September 30
(millions)	2018	2017	% change	2018	2017	% change
Deferred tax recovery	$-	$(17)	(100)	$-	$(10)	(100)

As at September 30, 2018 the Company was in a net unrecognized deferred tax asset position of approximately $55 million. Since the Company has not recognized the benefit of deductible timing differences in excess of taxable timing differences, deferred tax expense (recovery) for the quarter is nil.

Foreign Exchange

Obsidian Energy records unrealized foreign exchange gains or losses to translate U.S. denominated senior secured notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. Realized foreign exchange gains or losses are recorded upon repayment of the senior notes.

The split between realized and unrealized foreign exchange losses is as follows:

	Three months ended September 30			Nine months ended September 30
(millions)	2018	2017	% change	2018	2017	% change
Realized foreign exchange loss	$-	$-	-	$8	$4	100
Unrealized foreign exchange loss (gain)	(1)	(3)	(67)	(4)	(9)	(56)
Foreign exchange loss (gain)	$(1)	$(3)	(67)	$4	$(5)	>(100)

During the second quarter of 2018 the Company paid a senior note maturity totaling $32 million (US$24 million) and recorded an $8 million realized foreign exchange loss.

The unrealized foreign exchange gain in 2018 is due to the strengthening of the Canadian dollar relative to the US dollar.

Net Income (Loss)

	Three months ended September 30			Nine months ended September 30
(millions, except per share amounts)	2018	2017	% change	2018	2017	% change
Net income (loss)	$(31)	$(44)	(30)	$(192)	$(26)	>100
Basic per share	(0.06)	(0.09)	(33)	(0.38)	(0.05)	>100
Diluted per share	$(0.06)	$(0.09)	(33)	$(0.38)	$(0.05)	>100

The net loss in 2018 is mainly due to risk management losses on crude oil hedges and restructuring costs.

OBSIDIAN ENERGY THIRD QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 11

Capital Expenditures

	Three months ended September 30			Nine months ended September 30
(millions)	2018	2017	% change	2018	2017	% change
Drilling and completions	$21	$44	(52)	$64	$78	(18)
Well equipping and facilities	20	22	(9)	60	59	2
Land and geological/geophysical	-	2	(100)	2	4	(50)
Corporate	-	1	(100)	1	1	-
Capital carried by partners (1)	-	(14)	(100)	-	(37)	(100)
Exploration and development capital expenditures	41	55	(25)	127	105	21
Property dispositions, net	(5)	2	>(100)	(14)	(71)	(80)
Total capital expenditures	$36	$57	(37)	$113	$34	>100

(1)	The benefit of carried operating expenses from the Company’s partner under the PROP was fully utilized in December 2017.

In the third quarter of 2018, the Company focused on accelerating development activity in the Cardium and commissioning of its new gas gathering facility in Peace River. For the first nine months of 2018, the Company drilled wells as follows:

•

Cardium - Drilled ten wells and expanded its drilling program focusing on primary development in Willesden Green. In August 2018, accelerated primary development in Willesden Green, with nine wells out of the programs 15 wells currently rig released.

•	Deep Basin - Continued to build on the Company’s fourth quarter 2017 program and drilled two wells in the Mannville.
•

Peace River - Development progressed in the core of the play within Harmon Valley South with seven gross wells drilled. Commissioned the Company’s jointly owned gas gathering plant in September 2018 to meet the requirements under Directive 84.

Gain on asset dispositions

	Three months ended September 30			Nine months ended September 30
(millions)	2018	2017	% change	2018	2017	% change
Gains on dispositions	$3	$-	100	$3	$40	(93)

In the comparable nine-month period of 2017, the Company closed several property dispositions as it continued to focus its asset portfolio and improve its cost structure.

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Obsidian Energy is dedicated to managing the environmental impact from its operations through its environmental programs which include resource conservation, water management and site abandonment/reclamation/remediation. Operations are continuously monitored to minimize environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates.

OBSIDIAN ENERGY THIRD QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 12

Liquidity and Capital Resources

Capitalization

		As at
(millions)	September 30, 2018	December 31, 2017
Common shares issued, at market (1)	$614	$787
Long-term debt	394	359
Cash	(3)	(2)
Total enterprise value	$1,005	$1,144

(1)	The share price at September 30, 2018 was $1.21 (December 31, 2017 - $1.56).

Net Debt

		As at
(millions)	September 30, 2018	December 31, 2017
Long-term debt	$394	$359
Working capital deficiency (1)	52	24
Net debt	$446	$383

(1)	The Company’s working capital deficiency excludes the current portion of deferred funding asset, risk management, provisions and assets held for sale.

Liquidity

The Company has a reserve-based syndicated credit facility with an underlying borrowing base of $550 million. For further details on the Company’s debt instruments, please refer to the “Financing” section of this MD&A.

The Company actively manages its debt portfolio and considers opportunities to reduce or diversify its debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and capital program, supporting the Company’s ability to capture opportunities in the market and execute longer-term business strategies.

The Company has a number of covenants related to its syndicated credit facility and senior notes. On September 30, 2018, the Company was in compliance with all of these financial covenants which consisted of the following:

	Limit	September 30, 2018
Senior debt to EBITDA (1)	Less than 3:1	2.7
Total debt to EBITDA (1)	Less than 4:1	2.7
Senior debt to capitalization	Less than 50%	17%
Total debt to capitalization	Less than 55%	17%

(1)

EBITDA is calculated in accordance with Obsidian Energy’s lending agreements wherein unrealized risk management gains and losses and impairment provisions are excluded. Additionally, under the syndicated credit facility, realized foreign exchange gains or losses related to debt maturities are excluded from the calculation.

Subsequent to quarter-end, in November 2018, the Company entered into amending agreements with holders of its senior notes to temporarily amend its financial covenants as follows:

•

the maximum senior debt to EBITDA ratio will be less than or equal to 3.75:1 for the period of October 1, 2018 through and including March 31, 2019, decreasing to less than or equal to 3.25:1 for the quarter ending June 30, 2019 and then to 3:1 from July 1, 2019 and beyond (which was the maximum senior debt to EBITDA ratio required prior to entering into the amending agreements).

OBSIDIAN ENERGY THIRD QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 13

Under the current commodity price environment, with wide crude oil differentials expected in the near term, the amendment allows the Company the financial flexibility to continue with its plans to accelerate development in the Cardium.

Financial Instruments

Obsidian Energy had the following financial instruments outstanding as at September 30, 2018. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within its syndicated credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Natural gas
AECO Swaps	15,200 mcf/d	Q4 2018	$2.67/mcf	$2

Ventura	7,500 mcf/d	Q4 2018	US$2.79/mcf	-

Crude Oil
WTI Swaps	2,000 bbl/d	Q4 2018	US$50.09/bbl	(7)
WTI Swaps	2,000 bbl/d	Q4 2018	US$50.81/bbl	(5)
WTI Swaps	4,000 bbl/d	Q4 2018	$71.04/bbl	(11)
WTI Swaps	1,000 bbl/d	Q4 2018	US$49.35/bbl	(3)
WTI Swaps	2,000 bbl/d	Q4 2018	US$48.43/bbl	(8)
WTI Swaps	1,000 bbl/d	Oct/18 – Mar/19	US$50.20/bbl	(6)
WTI Swaps	2,000 bbl/d	Q1 2019	$66.50/bbl	(5)
WTI Swaps	2,000 bbl/d	Q1 2019	US$49.93/bbl	(5)
WTI Swaps	4,000 bbl/d	Jan/19 – Jun/19	$68.58/bbl	(17)
WTI Swaps	2,000 bbl/d	Q2 2019	US$56.53/bbl	(4)
WTI Swaps	1,000 bbl/d	Q3 2019	US$57.00/bbl	(1)

Foreign exchange forward contracts on revenue
FX Collar	US$6	Q4 2018	1.210 to 1.272 USD/CAD	-
FX Swap	US$6	Q4 2018	1.2768	-
FX Swap	US$6	Q4 2018	1.2500	(1)
FX Swap	US$6	Q4 2018	1.2568	-
FX Swap	US$3	Q4 2018	1.2840	-
FX Swap	US$6	Q4 2018	1.2803	-
FX Swap	US$6	Q1 2019	1.3000	-
Total				$(71)

OBSIDIAN ENERGY THIRD QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 14

The components of risk management gain (loss) are as follows:

	Three months ended September 30			Nine months ended September 30
(millions)	2018	2017	% change	2018	2017	% change
Realized gain (loss)
Settlement of commodity contracts/ assignment	$(24)	$6	>(100)	$(54)	$23	>(100)
Settlement of foreign exchange contracts	(19)	-	>(100)	(19)	8	>(100)
Total realized risk management	$(43)	$6	>(100)	$(73)	$31	>(100)

Unrealized gain (loss)
Commodity contracts	$12	$(16)	>(100)	$(36)	$30	>(100)
Foreign exchange contracts	2	-	100	(3)	(8)	(63)
Cross-currency swaps	17	-	100	18	5	>100
Total unrealized risk management	31	(16)	>(100)	(21)	27	>(100)
Risk management gain (loss)	$(12)	$(10)	20	$(94)	$58	>(100)

Outlook

Due to the Company’s decision to permanently shut-in uneconomic gas volumes within our Legacy acreage and delay well start-ups due to wide crude oil differentials, plus the previously mentioned lower rates at PCU #9 and in the Mannville in early 2018, the Company has updated its production guidance from 29,000 – 30,000 boe per day to 28,500 – 29,000 boe per day. As a result, the Company is expected to provide three percent production growth from 2017, adjusted for acquisition and disposition activity. This has also led to updated operating cost guidance from $13.00 – $13.50 per boe to $13.75 – $14.00 per boe. Note that the production benefit from the accelerated Cardium development program will not be fully realized until the first quarter of 2019 once the wells have been tied in. Other than noted above, there have been no other changes to the Company’s 2018 guidance as previously disclosed on August 2, 2018 with its second quarter results.

Metric		Previous 2018 Guidance Range	Updated 2018 Guidance Range
Average Production	boe per day	29,000 – 30,000	28,500 – 29,000

Production Growth rate (1)		5%	3%

E&D Capital Expenditures	$ millions	$180	$180
Decommissioning Expenditures	$ millions	$10	$10

Operating costs	$/boe	$13.00 - $13.50 per boe	$13.75 - $14.00 per boe
G&A	$/boe	$2.00 - $2.50 per boe	$2.00 - $2.50 per boe

(1)	Relative to full year 2017 production, adjusted for 2017 and 2018 acquisition and disposition activity, of 28,000 boe per day.

This outlook section is included to provide shareholders with information about Obsidian Energy’s expectations as at November 7, 2018 for production, production growth rate, exploration and development capital expenditures, decommissioning expenditures, operating costs and G&A for 2018 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact Obsidian Energy’s capital expenditure levels, operating costs and production, including fluctuations in commodity prices and acquisition and disposition activity.

All press releases and filings are available on Obsidian Energy’s website at www.obsidianenergy.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

OBSIDIAN ENERGY THIRD QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 15

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow from operations for the 12 months subsequent to the date of this MD&A, including risk management contracts entered to date, are based on forecasted results as discussed in the Outlook above.

		Impact on cash flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	WTI US$1.00	5	0.01
Liquids production	1,000 bbls/day	18	0.04
Price per mcf of natural gas	AECO $0.10	2	0.01
Natural gas production	10 mmcf/day	7	0.01
Effective interest rate	1%	4	0.01
Exchange rate ($US per $CAD)	$0.01	2	0.01

Contractual Obligations and Commitments

Obsidian Energy is committed to certain payments over the next five calendar years and thereafter as follows:

	2018	2019	2020	2021	2022	Thereafter	Total
Long-term debt (1)	$-	$17	$351	$16	$7	$3	$394
Transportation	5	9	7	5	4	6	36
Power infrastructure	2	6	2	-	-	-	10
Interest obligations	7	13	2	1	1	-	24
Office lease (2)	8	33	33	33	33	70	210
Decommissioning liability (3)	3	10	9	9	8	114	153
Total	$25	$88	$404	$64	$53	$193	$827

(1)	The 2020 figure includes $316 million related to the syndicated credit facility that is due for renewal. Historically, the Company has successfully renewed its syndicated credit facility.
(2)	The future office lease commitments above are to be reduced by contracted sublease recoveries totaling $90 million.
(3)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

The initial revolving period of the syndicated credit facility ends on May 31, 2019, with an additional one-year term out period. In addition, the Company has an aggregate of US$60 million in senior notes maturing between 2019 and 2025. If the Company is unsuccessful in renewing or replacing the syndicated credit facility or obtaining alternate funding for some or all of the maturing amounts of the senior notes, it is possible that it could be required to obtain other facilities, including term bank loans.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

OBSIDIAN ENERGY THIRD QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 16

Equity Instruments

Common shares issued:
As at September 30, 2018	507,256,052
Issuances under RPSU plan	36,536
As at November 7, 2018	507,292,588
Options outstanding:
As at September 30, 2018	2,071,275
Forfeited	(20,400)
As at November 7, 2018	2,050,875

Changes in Internal Control Over Financial Reporting (“ICFR”)

Obsidian Energy’s senior management has evaluated whether there were any changes in the Company’s ICFR that occurred during the period beginning on July 1, 2018 and ending on September 30, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No changes to the Company’s ICFR were made during the quarter.

Obsidian Energy utilizes the original Internal Control—Integrated Framework (2013) issued by the Committee of the Sponsoring Organizations of the Treadway Commission (COSO) to design and evaluate its internal control over financial reporting.

Future Accounting Pronouncements

The IASB issued IFRS 15 “Revenue from Contracts with Customers” which replaces IAS 18 “Revenue”. IFRS 15 specifies revenue recognition criteria and expanded disclosures for revenue. The new standard was effective for annual periods beginning on or after January 1, 2018. The Company adopted IFRS 15 on January 1, 2018 using the modified retrospective method. IFRS 15 was applied retrospectively only to contracts that were not completed at the date of initial application. The Company completed an assessment of its revenue streams and major contracts following the guidance outlined in IFRS 15. Based on this review, there were no material changes to the timing of the Company’s previous revenue recognition. Upon adoption, the Company did reclassify certain line items within its consolidated income statement to be compliant with the new standard. Please refer to Note 3 within the Company’s unaudited interim condensed consolidated financial statements for further discussion.

The IASB completed the final sections of IFRS 9 “Financial Instruments” which replaces IAS 39 “Financial Statement: Recognition and Measurement”. IFRS 9 provides guidance on the recognition and measurement, impairment and derecognition on financial instruments. The new standard is effective for annual periods beginning on or after January 1, 2018. On January 1, 2018, the Company adopted IFRS 9 which resulted in no material changes in the measurement and carrying value of the Company’s financial instruments.

The IASB issued IFRS 16 “Leases” in January 2016 which replaces IAS 17 “Leases”. IFRS 16 outlines several new requirements in regards to the recognition, measurement and disclosure of leases. A key principle within the standard includes a single lessee accounting model which requires lessees to recognize assets and liabilities for all leases which have a term more than 12 months. The accounting for lessors, which classify leases as either operating or finance, remains substantially unchanged from the previous standard. The new standard is effective for annual reporting periods beginning on or after January 1, 2019 and the Company plans to adopt the standard using the modified retrospective approach by recognizing the cumulative adjustment in opening retained earnings at the date of adoption. Obsidian Energy is currently completing a detailed review of its contracts to determine which contracts are in scope under IFRS 16 and their associated financial statement impact. The Company anticipates that the standard will impact its consolidated financial statements with increases in the assets and liabilities reported on the balance sheet. Additionally, the Company expects impacts to the consolidated statement of income (loss), likely within depletion, financing, operating costs, transportation and general and administrative expenditures. As part of this review, the Company is also assessing potential changes to its processes, policies and internal controls.

OBSIDIAN ENERGY THIRD QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 17

Off-Balance-Sheet Financing

Obsidian Energy has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Non-GAAP Measures

Certain financial measures including funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, gross revenues, net debt and EBITDA, included in this MD&A do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow from operations is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures and office lease settlements which also excludes the effects of financing related transactions from foreign exchange contracts and debt repayments and certain other expenses and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund its planned capital programs. See “Calculation of Funds Flow from Operations” above for a reconciliation of funds flow from operations to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” above for a calculation of the Company’s netbacks. Gross revenue is total revenues including realized risk management gains and losses on commodity contracts and excludes processing fees and is used to assess the cash realizations on commodity sales. Net debt includes long-term debt and includes the effects of working capital and all cash held on hand and is used by the Company to assess its liquidity. EBITDA is cash flow from operations excluding the impact of changes in non-cash working capital, decommissioning expenditures, financing expenses, realized gains and losses on foreign exchange hedges on prepayments, realized foreign exchange gains and losses on debt prepayments and restructuring expenses. In addition, under the syndicated credit facility, realized foreign exchange gains or losses related to debt maturities are excluded from the calculation. EBITDA as defined by Obsidian Energy’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Obsidian Energy’s covenant calculations related to its syndicated bank facility and senior notes.

Oil and Gas Information

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that we will focus on primary development in the Willesden Green play within the Cardium as it looks to unlock value on this predictable, low decline light-oil asset; that the Company will take a “manufacturing style” approach to full field development of this play which should result in a number of cost synergies; that the Company will continue to focus on increasing shareholder value by focusing its operations within the Cardium; our 2018 development plans and locations that will be focused on; that there may be a disposition of the jointly held assets with CIC in the Peace River area of Alberta; that moving forward with the industry leading Cardium position offers a predictable growth profile focused on creating liquids weighted, sustainable value for all stakeholders; the expectation to the funds flow from operations in the fourth quarter of 2018 as a result of differentials further widening; the Ventura agreement being in place until the third quarter of 2020; when certain wells will be tied in and brought on production; the terms of the settlement agreement on the long-term office lease including payment amount and timing; that the settlement agreement on the long-term office lease has settled the outstanding claim; that further reasonable legal fees in connection with actions against former Penn West employees will be paid by the Company directly pursuant to their indemnity

OBSIDIAN ENERGY THIRD QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 18

agreements; that the Company is committed to minimizing the environmental impacts of its operations; our belief that compliance with environmental legislation could require additional expenditures and a failure to comply with such legislation may result in fines and penalties which could, in the aggregate and under certain assumptions, become material, our intent to reduce the environmental impact from our operations through environmental programs; the managing of our debt portfolio and considering opportunities to reduce or diversity the debt capital structure; how the Company manages both operational and financial risk and how these increase the likelihood of maintaining the Company’s financial flexibility and capital programs and that these support the Company’s ability to capture opportunities in the market and execute longer-term business strategies; how the amending agreements with the holders of the senior notes allows the Company the financial flexibility to continue with its plans to accelerate development in the Cardium; how the Company will limit credit risk in the future; the updated annual corporate production guidance range and production growth rate, the exploration and development capital expenditures, decommissioning expenditures and updated operating costs and G&A ranges for 2018; the estimated sensitivities to selected key assumptions on funds flow from operations for the 12 months subsequent to this MD&A; and the possibility that the Company could be required to obtain other facilities, including term bank loans, if it is unsuccessful in renewing or replacing the syndicated credit facility or obtaining alternate funding for some or all of the maturing amounts of the senior notes. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things that we do not dispose of or acquire material producing properties or royalties or other interests therein other than stated herein; our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; our ability to add production and reserves through our development and exploitation activities; and the continued suspension of our dividend.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the Company will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our security holders as a result of the successful execution of such plan do not materialize; the possibility that the Company does not dispose of its Peace River assets on favorable terms or at all; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or

OBSIDIAN ENERGY THIRD QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 19

environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Obsidian Energy, including Obsidian Energy’s Annual Information Form, is available on the Company’s website at www.obsidianenergy.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OBSIDIAN ENERGY THIRD QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 20